Notice of Exempt Solicitation

NAME OF REGISTRANT: ExxonMobil

NAME OF PERSON RELYING ON EXEMPTION: Oxfam America

ADDRESS OF PERSON RELYING ON EXEMPTION: 77 North Washington Street, Suite 5-1, Boston, MA 02114

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

Oxfam America, alongside co-filers Nordea Asset Management, KLP, and Benedictine Sisters of Virginia, urges you to vote FOR Item 15, which requests a tax transparency report, at ExxonMobil’s annual meeting of shareholders on May 31, 2023.

I.	RESOLUTION

RESOLVED: Shareholders request that the Board of Directors issue a tax transparency report to shareholders, at reasonable expense and excluding confidential information, prepared in consideration of the indicators and guidelines set forth in the Global Reporting Initiative’s (GRI) Tax Standard.

II.	ARGUMENTS IN FAVOR OF A “FOR” VOTE

A.	Summary of arguments in favor of a “for” vote

•	Aggressive tax avoidance may introduce significant risks that undermine investment returns in the medium and long-term. Tax authorities across the globe have repeatedly challenged ExxonMobil’s approach to taxation, producing significant additional tax and litigation expenses for the company.
•	ExxonMobil does not disclose revenues or profits in each non-US market where it operates, nor the corresponding foreign tax payments, challenging investors’ ability to evaluate the risks of taxation reforms, or to assess whether ExxonMobil’s tax practices are consistent with long-term value creation.
•	Many major oil, gas, and mining companies – including US companies – publish a GRI-aligned tax report, leaving ExxonMobil lagging behind its peers. A GRI-aligned tax report would enable investors to better evaluate the company’s exposure to risk and make informed decisions.

B.	Aggressive tax planning creates investment risks

Investors, companies, governments and civil society are increasingly recognizing that a company’s tax practices can be financially material.1

At an asset level, risks may include:

•	Heightened attention of tax authorities and adjustment risk following successful investigation by tax authorities of whether a company’s tax planning complies with the law.
•	Vulnerability to changes in tax regulation and enforcement.[2]
•	Reputational damage and loss of social licence to operate.

Aggressive tax avoidance can also introduce macro-economic distortions with subsequent portfolio and systemic-level risks that undermine the long-term performance of investments.3 At a portfolio level, aggressive tax avoidance by one company may undermine fair competition between all companies in a sector.4 It may also have larger macro-economic impacts, by reducing money available for government spending on critical services and infrastructure, which enable long-term business and social sustainability.5 The effects are profound: studies estimate corporate profit shifting causes annual government tax revenue losses of $70 – 100 billion in the US and $312 billion globally.6 The PRI, representing investors with $89 trillion assets under management, states that tax avoidance is a key driver of inequality, which is associated with poor long-term business and social performance.7

Risk: Increased attention from tax authorities

In the case of ExxonMobil, tax authorities across the globe have repeatedly challenged the company's approach to taxation, producing significant expenses for the company, including increased tax liabilities and litigation expenditures. According to the company’s own annual report, the company has paid out settlements with tax authorities every year since at least 2007, including a payment of $538 million in 2019 and $782 million in 2017.8

ExxonMobil has faced tax controversies in various countries. In a recent case involving ExxonMobil’s dealings in Qatar and Malaysia, a US federal court denied ExxonMobil a $1 billion refund request, ruling that ExxonMobil had improperly classified mineral leases as sales. The IRS initially assessed a $200 million penalty to ExxonMobil for claiming an excessive refund, though this penalty was overturned on appeal.9 ExxonMobil lost a separate request for a $337 million tax refund in the US in 2017,10 and it also settled a $600 million tax dispute in Russia in 2017.11 Even when ExxonMobil does not ultimately lose tax disputes, it is forced to pay significant legal costs.

In Australia, Exxon owned its operations through its Bahamas subsidiary and extensively charged its Australian operations excessive interest rates on loans to reduce its taxable income in Australia, so much so that Exxon was dubbed “Australia’s worst tax dodger.”12 A 2017 court ruling set in motion government efforts to close the loophole on which this tax avoidance relied, and the Tax Commissioner’s office has said that closing this loophole would lead to $12 billion in increased revenue for the government, with most of it paid by oil and gas companies.13 ExxonMobil’s tax payments in Australia have subsequently begun to increase relative to previous years.14

Tax authorities may soon subject ExxonMobil’s tax practices to even greater scrutiny. Economic challenges and the impact of the pandemic have pushed governments to increase their focus on collecting corporate taxation. In a 2022 tax survey, Deloitte found that 96% of US companies “believe that more tax disputes may arise out of increased government deficits due to Covid-19.”15

In the US, the recently passed Inflation Reduction Act included an $80 billion funding increase to the Internal Revenue Service (IRS), with $46 billion of this earmarked for enforcement. This additional government funding is expected to bring in an additional $204 billion in taxes through to 2031,16 and this will likely come from increased tax enforcement including for large multinational companies like ExxonMobil.17

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Risk: Vulnerability to changes in tax regulation

ExxonMobil may face potentially significant increases in tax liability due to a suite of proposed and adopted global taxation reforms. In 2021, 137 countries agreed to a two-pillar tax reform framework drafted by the OECD, hailed as the biggest changes to corporate taxation in a century.18 In December 2022, European Union (EU) member states agreed to implement the minimum corporate taxation component of the deal.19 The global minimum tax would create a 15% minimum effective corporate tax that applies on a country-by-country basis, which may ensure that multinationals pay this amount regardless of whether their headquarters jurisdiction domestically implements the minimum tax. Investors should have access to tax information on a country-by-country basis to better inform investors whether there may be additional tax risks associated with these international reform efforts. Members of the United Nations (UN) also recently resolved to discuss tax cooperation, another potential source of significant changes to global corporate taxation.20

Risk: Loss of social license

The risk of loss of social license – “the perception by stakeholders that a business or industry is acting in a way that is fair, appropriate, and deserving of trust”21 – is particularly salient in the oil, gas, and mining sectors, and it carries significant impact. Upstream extraction in particular comes with elevated expectations of potential benefits from host country governments, citizens, and impacted communities. Tax avoidance can leave these stakeholders dismayed, discontented, and angry that they are not receiving the promised benefits from the project. This frustration can lead to protests and conflicts, costly project stoppages, revocations of the right to extract, or renegotiation of fiscal terms, sometimes ultimately costing the company more than it would have paid if it had paid a greater share of taxes in the first place.

In Papua New Guinea, a significant segment of the population grew increasingly frustrated as they failed to see the benefits that ExxonMobil’s operations had promised.22 A 2018 third-party economic analysis found that Papua New Guinea would have been better off on almost every measure of economic welfare without the PNG LNG project.23 The project’s failure to create the expected benefits may also have been linked to the fact that ExxonMobil structured its operations in Papua New Guinea to be owned through the tax haven of Delaware.24 Community anger boiled over in 2018, with community members blocking roads and damaging ExxonMobil machinery, forcing Exxon to stop the construction of a gas pipeline for several months.25 Then, when ExxonMobil hoped to pursue a new LNG project in Papua New Guinea, the government’s anger at past fiscal terms and determination to secure better future terms contributed to delaying the P’nyang project by several years. Negotiations fell apart in 2019, only resuming in 2021, and the government secured a 28% higher take of revenues than the PNG LNG project when an agreement was finally reached in 2022.26

A similar fate may await ExxonMobil in Guyana, a country the company has deemed important for its future, given its significant reserves there. ExxonMobil’s subsidiary in the country is incorporated in the Bahamas, and the fiscal terms of the company's deal are so lopsided that the IMF recommended that Guyana change its tax laws.27

C.	ExxonMobil’s current reporting is insufficient

ExxonMobil does not currently disclose sufficient information to allow investors to make an informed and independent assessment of the company’s tax practices and any potential risks. In its annual 10-K report, ExxonMobil reports its US and its aggregate foreign tax payment, but ExxonMobil does not provide a breakdown of its foreign tax payments by jurisdiction.28 While ExxonMobil is legally required to provide similar tax-related disclosures in certain other jurisdictions, without information on profits and losses in a jurisdiction, investors cannot determine whether the amount of taxes paid aligns with economic activity. ExxonMobil does not even disclose its taxes paid at the country level for many of the jurisdictions where it operates.

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ExxonMobil currently has no disclosed global tax strategy. Accordingly, investors are unable to assess how ExxonMobil approaches tax planning, tax governance and risk management, and stakeholder engagement concerning tax.

ExxonMobil has also resisted disclosing payments to governments. The Extractive Industries Transparency Initiative (EITI) conducted an evaluation in 2021 that found that ExxonMobil was not complying with the EITI’s Company Expectation of disclosing project-level payments to governments.29 Also in 2021, it was revealed that ExxonMobil’s representative on the EITI Board lobbied against the adoption of an EITI-aligned extractive sector payments-to-governments disclosure rule in the US.30 To date, the company has not disclosed project-level payments to governments around the world, even as it continues to remain on the EITI Board leading the sector’s global transparency initiative.31 Although Section 1504 of the Dodd-Frank Act will soon require ExxonMobil to publish its payments to governments, this report will not include many of the components of the GRI standard that are necessary to understand a company’s tax practices, such as country-by-country profits and revenues.

D.	Publishing a GRI-aligned tax report would bring ExxonMobil in line with its peers and allow investors to make an informed and independent assessment of risk

The recognition that tax practices can pose a financially material risk to investors helped lead to the creation of GRI Standard 207 on Tax. The GRI Standards are the world’s most utilized corporate reporting standard and the GRI Tax Standard is the first comprehensive, global standard for public tax disclosure.32 The Tax Standard requires four components:

•	GRI 207-1: disclosure of a company’s approach to tax
•	GRI 207-2: disclosure of a company’s tax governance, control, and risk management
•	GRI 207-3: disclosure of a company’s stakeholder engagement and management of concerns related to tax
•	GRI 207-4: public country-by-country reporting (pCbCR) of certain company financial information, including income tax paid and accrued, profits and losses, related party revenues, third party revenues, number of employees, and tangible assets within each jurisdiction. Many companies also choose to provide narrative explanations of their financial data in each country of operation to assist in proper interpretation of the data.

GRI 207 also recommends disclosing “industry-related and other taxes or payments to governments.” These other project-specific payments to governments are particularly important in the oil and gas industry because fiscal arrangements often include methods of compensation like royalties, profit oil, bonus payments, and taxes to subnational governments. Accordingly, in the GRI standard for the oil and gas sector, GRI identifies disclosures of all significant project-level payments to governments as relevant for that sector in reporting under the Tax Standard.33

Many of ExxonMobil’s peer companies in the oil, gas, and mining sectors publish tax transparency reports aligned with the GRI Tax Standard, including Anglo American,34 BHP,35 BP,36 Eni,37 Equinor,38 Hess,39 Newmont,40 Repsol,41 Rio Tinto,42 Shell,43 South32,44 Teck Resources,45 and TotalEnergies.46 This adoption of the GRI standard is by no means limited to foreign companies: Hess and Newmont are both US companies. These disclosures provide a holistic picture of a company’s tax practices, unlike ExxonMobil’s insufficient current reporting, and publishing a GRI-aligned tax report would help address ExxonMobil’s status as a laggard on transparency issues.

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Companies releasing tax reports understand that these reports are a key method of building trust and providing stakeholders with adequate transparency. For example, Shell’s former Chief Financial Officer Jessica Uhl said, “The taxes Shell pays are one of the many links between our business and the countries and communities where we operate. Today, it is more important than ever that we are open about our tax payments so that people can understand how much we pay and why.”47

Public country-by-country reporting of tax information, as is required by GRI 207-4, is also increasingly promoted by regulatory action. Since 2015, European financial institutions have been required to publish CbCR.48 In 2021, the US House passed the Disclosure of Tax Havens and Offshoring Act, which would require public corporations to publish CbCR.49 Also in 2021, the EU approved a directive requiring large multinationals operating there to disclose CbCR information for their operations across EU member states and selected other jurisdictions.50 Then, in 2022, Australia announced plans to require comprehensive pCbCR for all large multinationals operating in that country.51 PCbCR was a key recommendation of the UN FACTI panel.52 GRI-aligned tax reports provide investors with the ability to assess comparable reports for companies regardless of which jurisdictions require the company to comply with their similar – but somewhat distinct – disclosure regimes. The GRI Tax Standard is closely aligned to private reporting already required under OECD BEPS for large multinationals, including ExxonMobil, and therefore the additional compliance burden for reporting is negligible.

The trend towards tax transparency has attracted significant investor support. Investors representing over $5.6 trillion in assets under management supported the introduction of pCbCR in the EU,53 and investors representing $2.9 trillion in assets supported the introduction of mandatory, public CbCR in the US via the Disclosure of Tax Havens and Offshoring Act.54 Shareholders voted on the first major tax transparency shareholder resolution in May 2022 at Amazon’s annual general meeting, and similar resolutions at Microsoft and Cisco attracted even larger shares of investor support at their respective meetings in December.55 Tax transparency and pCbCR also factor into various ESG ratings and indexes, including the FTSE Russell’s proprietary ESG Ratings and Data that factor into various FTSE Russell sustainable investment indexes, Standard & Poor’s sustainability assessment methodology, and MSCI ESG Research’s ESG Rating model and MSCI All Country World Index.56

III.	Conclusion

Investors need an adequate understanding of a company’s tax practices in order to make informed decisions. Potential changes in tax regulation and enforcement may challenge a company’s profitability, while aggressive tax avoidance may lead to challenges from tax authorities and other risks that undermine the medium- and long-term returns of an investor’s broader portfolio. Despite an increasing trend towards tax transparency, ExxonMobil continues to lag behind its peers in the oil, gas, and mining sectors. A GRI-aligned tax transparency report would remedy this lack of tax transparency and benefit investors.

We therefore urge shareholders to vote FOR Item 15.

For more information, please contact Daniel Mulé at daniel.mule@oxfam.org.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card as it will not be accepted.

______________________________

1 FACT Coalition (2022), A Material Concern: The Investor Case for Public Country-by-Country Tax Reporting, https://thefactcoalition.org/report/a-material-concern-the-investor-case-for-public-country-by-country-tax-reporting/

2 Morel, J. (2018), Aggressive Tax Optimisation: what is the best ESG Approach, p. 16 – 17, https://research-center.amundi.com/files/nuxeo/dl/11c94512-929d-4b88-9a23-792100a994bb.

3 Andrew Spurr and Mihnea Gheorghe (2022), “Tax Fairness Should be a Core Principle in Corporate Sustainability Strategies,” Morningstar, June 13, 2022, https://www.morningstar.com/articles/1098061/tax-fairness-should-be-a-core-principle-in-corporate-sustainability-strategies

4 UNPRI (2021), What is Tax Fairness and What Does it Mean for Investors?, https://www.unpri.org/download?ac=15325

5 UNPRI (2020), Advancing tax transparency: outcomes from the PRI collaborative engagement, https://www.unpri.org/governance-issues/advancing-tax-transparency-outcomes-from-the-pri-collaborative-engagement/5541.article

6 Tax Justice Network (2021), The State of Tax Justice 2021, https://taxjustice.net/reports/the-state-of-tax-justice-2021/; Kimberly Clausing, “Profit Shifting Before and After the Tax Cuts and Jobs Act,” National Tax Journal 73(4), 28 (2020), https://papers.ssrn.com/sol3/papers.cfm?abstract_id=3274827

7 GRI (2019), Backing for GRI’s Tax Standard, https://www.globalreporting.org/about-gri/news-center/backing-for-gri-s-tax-standard/

8 ExxonMobil (2022), Form 10-K, Note 19, https://ir.exxonmobil.com/static-files/43e2844e-a446-4193-8e3f-7a8e8ad9e224; ExxonMobil (2019), Form 10-K, Note 19, https://ir.exxonmobil.com/static-files/9cb52e4a-f298-4a9b-a3b1-a957bf806cc0; ExxonMobil (2016), Form 10-K, Note 19 https://ir.exxonmobil.com/static-files/00faa1a3-d73f-4c16-abd9-06a7d364d339; ExxonMobil (2014), Form 10-K, Note 19, https://ir.exxonmobil.com/static-files/880afd79-4748-438c-9820-6d6b3da45d95; ExxonMobil (2012), Form 10-K, Note 18, https://ir.exxonmobil.com/static-files/5cfe1a62-ca26-45f9-a94d-d41607f3d7b0; ExxonMobil (2009), Form 10-K, Note 18, https://ir.exxonmobil.com/static-files/9f0e0005-fd44-468e-bdad-ed62fea6a1d7

9 ExxonMobil Corporation v. United States of America, (5th Cir. 2021), https://www.taxnotes.com/research/federal/court-documents/court-opinions-and-orders/fifth-circuit-affirms-mineral-lease%252C-fuel-credit%252C-penalty-holdings/7dvfy

10 Tom Korosec (2018), ”Exxon Loses Fight for $337 Million Fuel Tax Refund From U.S.,” Bloomberg, August 9, 2018, https://www.bloomberg.com/news/articles/2018-08-09/exxon-loses-fight-for-337-million-tax-refund-from-u-s

11 AFP (2017), ExxonMobil and Russia settle tax row, https://www.france24.com/en/20170914-exxonmobil-russia-settle-tax-row

12 Peter Chung (2017), ”‘The poster boy for corporate tax dodging’: ExxonMobil has paid no tax for three years,” News.com.au, https://www.news.com.au/finance/money/tax/the-poster-boy-for-corporate-tax-dodging-exxonmobil-has-paid-no-tax-for-three-years/news-story/768e0c028737603557d522203c4bb173

13 Jeremy Hirschorn (2022), Commissioner's address to the Tax Institute's Tax Summit 2022, https://www.ato.gov.au/Media-centre/Speeches/Commissioner/Commissioner-s-address-to-the-Tax-Institute-s-Tax-Summit-2022/

14 Peter Ker (2022), ”Exxon confident as ATO predicts ‘more’ settlements,” Australian Financial Review, July 25, 2022, https://www.afr.com/companies/mining/exxon-confident-as-ato-predicts-more-resources-settlements-20220725-p5b4gb; The Australian (2022), ExxonMobil pays first tax in a decade as earnings soar, https://www.theaustralian.com.au/business/mining-energy/exxonmobil-pays-first-tax-in-a-decade-as-earnings-soar/news-story/5731625276818c11316d6c14ba47ea77; ExxonMobil (2022), ExxonMobil Australia - Tax Facts, https://www.exxonmobil.com.au/-/media/australia/files/newsroom/exxonmobil-australia-tax-facts-2022.pdf

15 Deloitte (2022), Deloitte‘s 2022 Global Tax Survey: Beyond BEPS, 14, https://www2.deloitte.com/content/dam/Deloitte/global/Documents/Tax/gx-beps-global-survey-summary-results-2022.pdf

16 Natalie Olivo (2022), ”IRS Budget Boost May Increase Transfer Pricing Scrutiny,“ Law 360, August 29, 2022, https://www.law360.com/articles/1525464/irs-budget-boost-may-increase-transfer-pricing-scrutiny-

17 Luis Coronado (2022), ”Why the tax controversy outlook looks set to become even more challenging,” ITR, September 22, 2022, https://www.internationaltaxreview.com/article/2anlo2u2g0g1bcurvaark/sponsored/why-the-tax-controversy-outlook-looks-set-to-become-even-more-challenging

18 Emma Agyemang et al. (2021), ”OECD close to final global deal on corporate tax,” Financial Times, October 8, 2021, https://www.ft.com/content/3e3e6a7d-67d5-437d-a7b2-29c52ce9c78f

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card as it will not be accepted.

19 Council of the EU (2022), International taxation: Council reaches agreement on a minimum level of taxation for largest corporations, https://www.consilium.europa.eu/en/press/press-releases/2022/12/12/international-taxation-council-reaches-agreement-on-a-minimum-level-of-taxation-for-largest-corporations/

20 The Economist (2022), Developing Countries Take Tax Talks to the UN, https://finance.yahoo.com/news/developing-countries-tax-talks-un-113540911.html

21 Lucy Pérez, Dame Vivian Hunt, Hamid Samandari, Robin Nuttall, and Krysta Biniek, “Does ESG really matter—and why?”, McKinsey and Company, https://www.mckinsey.com/capabilities/sustainability/our-insights/does-esg-really-matter-and-why

22 Jonathan Barrett and Tom Westbrook (2019), ”In Papua New Guinea, Exxon's giant LNG project fuels frustration,” Reuters, January 17, 2019,

https://www.reuters.com/article/us-papua-lng-exxon-mobil-insight-idUKKCN1PA32M

23 Jubilee Australia (2018), Double or Nothing: The Broken Economic Promises of PNG LNG, https://www.jubileeaustralia.org/storage/app/uploads/public/5fb/8c7/0b4/5fb8c70b40558371250118.pdf

24 Jubilee Australia (2018), Double or Nothing: The Broken Economic Promises of PNG LNG, https://www.jubileeaustralia.org/storage/app/uploads/public/5fb/8c7/0b4/5fb8c70b40558371250118.pdf; Jason Ward (2019), “Billion Dollar Reaper: how ExxonMobil exploits Australia and PNG,” Michael West Media, March 22, 2019, https://michaelwest.com.au/billion-dollar-reaper-how-exxonmobil-exploits-australia-and-png/

25 Reuters (2018), Exxon halts work on PNG gas pipeline amid civic strife in highlands, https://www.reuters.com/article/us-exxon-mobil-papua/exxon-halts-work-on-png-gas-pipeline-amid-civil-strife-in-highlands-idUSKBN1JW0MF; Reuters (2018), ExxonMobil confirms machinery damage at PNG gas pipe project, https://www.reuters.com/article/us-exxon-mobil-papua/exxonmobil-confirms-machinery-damage-at-png-gas-pipe-project-idUSKBN1JI0XS; RNZ (2018), Hela landowners vandalise gas project, block road in PNG, https://www.rnz.co.nz/international/pacific-news/359983/hela-landowners-vandalise-gas-project-block-road-in-png

26 Reuters (2022), Exxon, PNG sign deal to clear way for P'nyang gas field, https://www.reuters.com/business/energy/santos-signs-agreement-with-papua-new-guinea-exxon-develop-gas-project-2022-02-22/

27 Kaieteur News (2020), Don’t grant licences to oil companies incorporated in tax havens – says Chris Ram, https://www.kaieteurnewsonline.com/2020/11/03/dont-grant-licences-to-oil-companies-incorporated-in-tax-havens-chris-ram/; Open Corporates, Esso Exploration and Production Limited, https://opencorporates.com/companies/bs/82484B; Kevin Crowley (2018), “Exxon Sparks IMF Concern With Weighty Returns in Tiny Guyana,” Bloomberg, April 9, 2018, https://www.bloomberg.com/news/articles/2018-04-09/exxon-sparks-imf-concern-with-weighty-returns-in-tiny-guyana

28 Note 19 https://ir.exxonmobil.com/static-files/73aca83c-e65f-42ec-9a13-a7b04a302b7f

29 EITI (2021), Assessment of adherence to the Expectations for EITI supporting companies, https://eiti.org/documents/assessment-adherence-expectations-eiti-supporting-companies

30 Kevin Crowley (2021), “Exxon Delegate Faces Eviction From Global Tax Transparency Group,” Bloomberg, June 28, 2021, https://www.bloomberg.com/news/articles/2021-06-28/exxon-delegate-faces-eviction-from-global-tax-transparency-group

31 Timothy Gardner (2021), “Exxon, Chevron conceal payments to some governments -watchdog,” Reuters, September 22, 2021, https://www.reuters.com/business/energy/exxon-chevron-not-disclosing-payments-some-governments-transparency-group-2021-09-22/

32 KPMG (2020), The Time Has Come, https://assets.kpmg/content/dam/kpmg/xx/pdf/2020/11/the-time-has-come.pdf

33 GRI 11: Oil and Gas Sector 2021, Topic 11.21 (Sector Standard reference number 11.21.7) https://www.globalreporting.org/standards/standards-development/sector-standard-for-oil-and-gas/

34 AngloAmerican (2022), Tax and Economic Contribution Report 2021, https://www.angloamerican.com/~/media/Files/A/Anglo-American-Group/PLC/investors/annual-reporting/2022/tax-and-economic-contribution-report-2021.pdf

35 BHP (2022), BHP Country-by-Country Report 2021, https://www.bhp.com/about/operating-ethically/tax-transparency

36 BP (2021), Tax Report 2020, https://www.bp.com/content/dam/bp/business-sites/en/global/corporate/pdfs/sustainability/group-reports/bp-tax-report-2020.pdf

37 Eni (2021), Country by Country Report 2020, https://www.eni.com/assets/documents/eng/reports/2020/Country-by-Country-2020_ENG.pdf

38 Equinor (2022), Tax Contribution Report 2022, https://cdn.sanity.io/files/h61q9gi9/global/dc3e3c65a248d4bb5e69de02fd4716f04f4dffe0.pdf?equinor-tax-contribution-report-october-2022.pdf

39 Hess (2022), Sustainable Tax Practices, https://www.hess.com/sustainability/how-we-operate/tax-practices

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card as it will not be accepted.

40 Newmont (2022), 2021 Taxes and Royalties Contribution Report, https://s24.q4cdn.com/382246808/files/doc_downloads/2022/sustainability/newmont-2021-tax-report.pdf

41 Repsol (2021), Tax Contribution Report, https://www.repsol.com/content/dam/repsol-corporate/en_gb/sostenibilidad/responsible-tax-policy/2021-tax-contribution-report.pdf

42 Rio Tinto (2022), Country-by-Country Report 2021, https://www.riotinto.com/search/documents#main-search_e=0&main-search_sxatags=Taxes%20Paid%20Reports.

43 Shell (2022), Tax Contribution Report 2021, https://reports.shell.com/tax-contribution-report/2021/

44 South32 (2022), Tax Transparency and Payments to Governments Report 2022, https://www.south32.net/docs/default-source/all-financial-results/2022-annual-reporting-suite/tax-transparency-and-payments-to-governments-report-2022.pdf?sfvrsn=4d89b0f6_2

45 Teck (2021), 2020 Economic Contribution Report, https://www.teck.com/media/Teck-2020-Economic-Contribution-Report.pdf

46 Total (2021), Tax Transparency Report 2019-2020, https://totalenergies.com/sites/g/files/nytnzq121/files/documents/2022-03/Tax_transparency_report_2019_2020.pdf

47 The B Team (2021), The B Team Responsible Tax Principles in Action: Shell‘s Dedication to Building Trust Among All Stakeholders, https://bteam.org/our-thinking/news/the-b-team-responsible-tax-principles-in-action-shells-dedication-to-building-trust-among-all-stakeholders

48 Directive 2013/36/EU of the European Parliament and of the Council of 26 June 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, amending Directive 2002/87/EC and repealing Directives 2006/48/EC and 2006/49/EC https://eur-lex.europa.eu/legal-content/EN/TXT/?uri=CELEX%3A32013L0036

49 FACT Coalition (2021), House Takes Historic Step in Advancing Corporate Tax Transparency, https://thefactcoalition.org/house-takes-historic-step-in-advancing-corporate-tax-transparency/; H.R.3007 - Disclosure of Tax Havens and Offshoring Act, https://www.congress.gov/bill/117th-congress/house-bill/3007; https://www.congress.gov/bill/117th-congress/house-bill/1187

50 Directive 2013/34/EU of the European Parliament and of the Council of 26 June 2013 on the annual financial statements, consolidated financial statements and related reports of certain types of undertakings, amending Directive 2006/43/EC of the European Parliament and of the Council and repealing Council Directives 78/660/EEC and 83/349/EEC Text with EEA relevance, https://eur-lex.europa.eu/legal-content/EN/TXT/?uri=CELEX:32013L0034

51 Australian Department of the Treasury (2022), Budget Measures: Budget Paper No. 2, 17, https://budget.gov.au/2022-23-october/content/bp2/index.htm

52 FACTI (2020), Financial Integrity for Sustainable Development, https://factipanel.org/news/facti-panel-report-has-been-published

53 UNPRI (2020), Public Country-by-Country Reporting (CBCR) Requirements in the EU, https://dwtyzx6upklss.cloudfront.net/Uploads/u/m/t/investorsignonletteronpubliccbcr_signatories_final_758353.pdf

54 FACT Coalition (2021), 66 Investors with $2.9 trillion in Assets Under Management Show Support for the Disclosure of Tax Havens and Offshoring Act, https://thefactcoalition.org/64-investors-with-nearly-2-9-trillion-in-assets-under-management-show-support-for-the-disclosure-of-tax-havens-and-offshoring-act/

55 FACT Coalition (2022), Microsoft, Cisco Shareholder Votes Demonstrate Increasing Investor Demand for Tax and Offshore Transparency, https://thefactcoalition.org/microsoft-cisco-shareholder-votes-demonstrate-increasing-investor-demand-for-tax-and-offshore-transparency/

56 FTSE Russell (2021), Global trends in corporate tax disclosure, 8, https://content.ftserussell.com/sites/default/files/global_trends_in_corporate_tax_disclosure_final_2.pdf; MSCI ESG Research LLC (2022), MSCI ESG Ratings Methodology: Tax Transparency Key Issue, https://www.msci.com/documents/1296102/34424357/MSCI+ESG+Ratings+Methodology+-+Tax+Transparency+Key+Issue.pdf/f5b93df6-475c-25c7-db7f-26a6da3d703a?t=1666182603072

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